EXHIBIT 10.3

To:	Alain Durand	Date:	June 14, 2011
From:	Brad Lawrence	Subject:	Promotion to Group Vice President

Alain, this is to confirm your election by Esterline’s Board of Directors to the position of Group Vice President effective on the date of their action, which was Wednesday, June 8. Congratulations!

Duties & reporting relationship.  As Group Vice President you will report directly to me and have executive leadership and oversight responsibility for the operations and financial results of certain Esterline subsidiary companies assigned to you. Your initial assignments will be for the Advanced Sensors platform, and soon for the new platform we plan to establish when the Souriau acquisition is complete.

As you know, your first priorities are to work with us in Bellevue to (1) select a successor for yourself as President of Advanced Sensors, and (2) successfully integrate Souriau into Esterline. Other assignments will be forthcoming as your general orientation, work capacity, and business circumstances allow.

You are now an executive officer of the corporation. That role will require you to work closely with me, with the other officers, and with corporate staff to lead, develop, and maintain the most effective strategies and business processes we can to ensure Esterline’s success. In addition, you will have fiduciary and legal obligations to our shareholders similar to those with which you are familiar as an officer of Auxitrol.

Most importantly, as a corporate officer you embody the corporation as a whole. What you do and say shows people who we are. Please be aware of that fact at all times and ensure that your conduct, decisions, statements, and actions represent Esterline well. Accordingly, it’s appropriate to remind you of Esterline ethics standards, and to ask that you refresh yourself on our Code of Business Conduct, enclosed here. If nothing else, Esterline is a highly-ethical company and I count on you and the other officers to ensure that never changes.

Compensation.  The Board approved the following compensation for you effective as of June 9:

Salary.  Your new base salary will be €250,000.00 per year gross, subject to tax and social charges.

Annual Incentive Compensation.  The Board appointed you to Esterline’s Annual IC Plan for FY11, which is designed to reward successful achievement of our budgeted earnings per share. Your target award will be 35% of your base salary, consistent with competitive market benchmarks. The actual award will vary, of course, depending on the earnings we achieve by year-end. For further information, please see the enclosed IC Plan copy.

Because your promotion has taken effect in the middle of the fiscal year, you will retain your appointment to the Advanced Sensors IC Plan for FY11 and Esterline will pay you based on whichever plan produces better results. The calculations for both plans will use the following factors: full-year eligibility (not pro-rated); new base salary level; and new target appointment of 35%.

Long Term Incentive Plan.  You will also participate in Esterline’s Long Term Incentive Compensation Plan (LTIP), which is similar to the platform plan you currently have. Your appointments to the Esterline LTIP will be for three pending plan cycles: FY09-FY11, FY10-FY12, and FY11-FY13 at a target award level of €100,000.00. Your actual LTIP award would be payable at that target level if we achieve the Plan’s earnings growth and ROIC goals. Depending on company performance, your actual award could vary from 0% to as much as 400% of your target, in accordance with the LTIP matrix.

You will also retain your existing participation in the Advanced Sensors LTIP, and in each of the next two years, your actual awards will be paid, pro rata, as follows:

—	FY09 – FY11: one-third ESL results; two-thirds Sensors results
—	FY10 – FY12: two-thirds ESL results; one-third Sensors results
—	FY11 – FY13: all ESL results

Stock Options.  The Board also approved an exceptional promotion grant for you of 25,000 shares of Esterline stock at the NYSE market closing price on June 8, 2011 as reported in the Wall Street Journal on the subsequent day. Due to administrative requirements, we will send the option award to you under separate cover.

Retirement and Other Social Benefits.  With your transfer to Esterline, you will participate in either our U.S.-based Supplemental Executive Retirement and Deferred Compensation Plan (“DC SERP”), or in a similar arrangement based in France. The choice will depend on tax and administrative efficiencies, which are currently being analyzed. Once decided, the company will make an annual contribution estimated to provide you with a total retirement benefit equivalent to that of Esterline officers based in the U.S. At this point, we expect the amount to be approximately 10% of your annual salary and IC earnings. Please contact Teresa Sebert in Bellevue for further information.

Your other retirement, health care, and other social benefits will continue in accordance with the French system.

Financial Advisory Fees.  If you have not already done so, we encourage you to select a personal financial advisor to assist you in making the most of your income for yourself and your family. As you know, investments and long term financial planning require substantial time and expertise. You are undertaking a very large responsibility and Esterline needs your full attention on the business. Thus we want all officers to find and rely on professional advisors to ensure you and your family prosper and to minimize the amount of time such work would otherwise require of you. The corporation will reimburse you for up to $8,000.00 each year (~€5,500.00) in financial advisory fees.

Change in Control Agreement.  As an officer, you will also receive a Termination Protection Agreement, which will pay three times your average total cash compensation should you lose your position due to a change in corporate control; however, that amount will be reduced by the amount due to you under the “Indemnity Replacement” paragraph below. The Termination Protection Agreement is enclosed for your review and signature.

Car.  You will also continue to have the benefit of a company-paid car, consistent with Esterline’s U.S. philosophy and with your new position. Please contact Marcia Mason to discuss specific arrangements.

French Legal Status & Payroll Arrangements.  Because you will remain based in France, we will structure a new, wholly-owned French subsidiary, which will be Esterline Technologies, France S.A.S (“ETF”). When all the arrangements are complete, we will elect you as its Director General Delegue, and through that means we will ensure you remain on a French payroll and eligible for French social benefits. Because your new role is centered in France, all your compensation will be paid in France, and we will cease to allocate your income among the Advanced Sensors locations.

Unemployment Insurance.  We will continue to provide unemployment insurance under the existing arrangement you have now, or another, equivalent one to be arranged with ETF.

Indemnity Replacement.  We will continue our contractual promise to provide standard French dismissal indemnities for you, in the unexpected event that Esterline and its subsidiary company(s) act to revoke your appointment as Director General Delegue and to remove you from your position as Group Vice President. Should this occur:

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Esterline will pay you a dismissal indemnity equivalent to the amount to which you would have been entitled if you had employee status under French law. Specifically, this amount will include pay in lieu of the notice period and indemnities provided in the “Convention Collective Nationale des Ingenierus et Cadres de la Metallurgie.”

—	This indemnity payment will be calculated as of your last day of service, on the remuneration rate then in effect, and based on your original Auxitrol S.A. hire date of June 17, 2002.

Alain Durand Offer Memo

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As a condition to receiving any such dismissal indemnity, you agree you will sign a release of any and all legal claims you might have against Esterline and its subsidiaries in a form(s) effective under both French and U.S. laws.

Pay Reviews.  Normally, the Board reviews officer compensation on an annual basis in December, and might make changes to plan designs, performance goals, and other aspects of the executive compensation program. The Board also reviews individual officer salaries, IC appointments, target levels, and option grants based on my recommendations, on market data, professional advice, and on the corporation’s general business conditions.

Work Authorization & Export Compliance.  As you know, U.S. law requires you to obtain an L-1 visa that will authorize you to work in the U.S. We understand this is a reasonably quick process and Esterline will pay related legal fees and other costs. We will also ask our Ethics and Compliance Manager to help you with any trade compliance requirements that might apply to your work in the U.S.

Executive Physical.  Esterline requires all U.S.-based corporate officers, presidents and general managers to have an annual physical exam, as explained in the enclosed policy and exam report form. While we cannot require it of you due to French law, we recommend it as a benefit to yourself and to the corporation. If you choose to have an exam, please have your doctor return the report form to Suzanne Farraj in Bellevue.

Administrative Matters.  There are a few other employment conditions and administrative matters that also need your attention. Please read, sign, and return the following to Suzanne Farraj:

—	Copy of this memo
—	Confidential Information and Inventions Assignment Agreement
—	Summary of Outside Business Interests
—	Ethics code acknowledgement card

Future Changes.  This new position and its terms fit the corporation’s needs well, as we can best foresee them. Nevertheless, the company’s growth, its future business challenges, and certain leadership succession decisions could result in a different executive assignment and title for you in the future. In short, the corporate organization is evolving fairly rapidly and with limited predictability. If I see a change developing that could affect your role, I will certainly speak to you about it as early as I reasonably can, and solicit your ideas.

General Policies.  This offer includes and is contingent on satisfactory completion of the various forms and agreements enclosed here. Except as specifically provided in this memorandum, other aspects of your employment will be the same as those that apply to our corporate staff. We are all employed at-will, and the officers serve at the pleasure of the Board for one-year terms, subject to company by-laws.

Welcome.  Alain, the other officers and I have long admired your work and enjoyed working with you. We look forward to continuing and strengthening those relationships in your new position. I believe you will find your new position challenging and diverse, with opportunity for continued career growth benefits for you and your family.

Congratulations on your well-earned success.

To accept this offer, please sign the duplicate copy together with the various materials enclosed, and return them all to Suzanne Farraj.

Best regards,

/s/ R. Bradley Lawrence
R. Bradley Lawrence
President & Chief Executive Officer

Alain Durand Offer Memo

Enclosures:	Duplicate Memo
Termination Protection Agreement
Executive Physical Exam Form
FY11 IC Plan
LTIP Appointments (3)
Confidential Information & Invention Agmt
Corporate Staff Handbook
Code of Business Conduct

Alain Durand Offer Memo